UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:	July 31, 2014

Consolidated Financial Statements for the First Quarter of Fiscal 2014 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone: +81-3-6838-6101

Filing of Shihanki Hokokusho (scheduled): August 14, 2014	Trading Accounts: Established

Commencement of Dividend Payment (scheduled):	—
Supplementary Materials on Quarterly Results:	Attached
IR Conference on Quarterly Results:	Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2014 (for the three months ended June 30, 2014)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2014	704,709	(10.1)	230,039	(20.4)	154,723	(37.5)
1Q F2013	783,901	6.2	289,118	38.2	247,953	34.8

Note:	Comprehensive Income: 1Q F2014: ¥378,900 million, 529.7%; 1Q F2013 ¥60,169 million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2014	6.37	6.09
1Q F2013	10.26	9.77

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2014	181,751,622	8,370,689	3.7
Fiscal 2013	175,822,885	8,304,549	3.6

Reference:	Own Capital: As of June 30, 2014: ¥6,746,647 million; As of March 31, 2014: ¥6,457,311 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

Our Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2013	—	3.00	—	3.50	6.50
Fiscal 2014	—
Fiscal 2014 (estimate)		3.50	—	3.50	7.00

Notes:	1. Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
2. Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2014 (for the fiscal year ending March 31, 2015)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2014	—	—	—
Fiscal 2014	550,000	(20.1)	22.40

Notes:	1. Revision of the latest announced earnings estimates for fiscal 2014: No
2. The number of shares of common stock used in the above calculation is based on the following:
	•	The average of “the average number of shares during 1Q” and “the number of outstanding shares as of June 30, 2014 (which is assumed to be the average number of shares during the remaining term of fiscal 2014)” is used.
	•	It does not take into account any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of June 30, 2014	24,276,791,377 shares	As of March 31, 2014	24,263,885,187 shares
‚ Period-end treasury stock:	As of June 30, 2014	12,188,101 shares	As of March 31, 2014	13,817,747 shares
ƒ Average outstanding shares (first quarter):	1Q Fiscal 2014	24,260,622,714 shares	1Q Fiscal 2013	24,163,716,200 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2013	—	10.00	—	10.00	20.00
Fiscal 2014	—
Fiscal 2014 (estimate)		10.00	—	10.00	20.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2014

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies)

Mizuho Financial Group has applied “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) (hereinafter, the “Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Statement No. 25, May 17, 2012) (hereinafter, the “Guidance”), in terms of regulations stipulated in the text of the Accounting Standard, Paragraph 35 and the Guidance, Paragraph 67, beginning with the first quarter of fiscal 2014. We have reviewed the calculation method of retirement benefit obligations and service cost, changed the method of attributing the expected retirement benefits to periods of service from straight-line basis to benefit formula basis, and changed the method of determining the discount rate from the use of the discount rate based on the estimated average period of benefit payment and another period to the use of different discount rates according to each estimated period of benefit payment.

The Accounting Standard and the Guidance have been applied in accordance with the transitional treatment stipulated in the Accounting Standard, Paragraph 37, and the amount of financial impact resulting from the change in the calculation method of retirement benefit obligations and service cost was added to or deducted from retained earnings at the beginning of the first quarter of fiscal 2014.

As a result of this, Net Defined Benefit Asset increased by ¥19,795 million, Net Defined Benefit Liability decreased by ¥2,787 million, Retained Earnings increased by ¥16,107 million and Minority Interests increased by ¥573 million at the beginning of the first quarter of fiscal 2014. Ordinary Profits and Income before Income Taxes and Minority Interests increased by ¥2,054 million, respectively.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2014	As of June 30, 2014
Assets
Cash and Due from Banks	¥20,610,276	¥22,140,701
Call Loans and Bills Purchased	467,758	557,765
Receivables under Resale Agreements	8,349,528	9,086,056
Guarantee Deposits Paid under Securities Borrowing Transactions	5,010,740	5,326,753
Other Debt Purchased	3,263,057	3,196,529
Trading Assets	11,469,811	13,070,477
Money Held in Trust	168,369	145,765
Securities	43,997,517	45,438,335
Loans and Bills Discounted	69,301,405	68,708,227
Foreign Exchange Assets	1,576,167	1,561,800
Derivatives other than for Trading Assets	2,820,468	2,573,922
Other Assets	2,840,720	3,880,497
Tangible Fixed Assets	925,266	914,397
Intangible Fixed Assets	531,501	532,031
Net Defined Benefit Asset	413,073	447,138
Deferred Tax Assets	104,909	53,686
Customers’ Liabilities for Acceptances and Guarantees	4,588,646	4,693,966
Reserves for Possible Losses on Loans	(616,307)	(576,402)
Reserve for Possible Losses on Investments	(27)	(27)

Total Assets	¥175,822,885	¥181,751,622

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2014	As of June 30, 2014
Liabilities
Deposits	¥89,055,505	¥88,869,074
Negotiable Certificates of Deposit	12,755,776	15,821,938
Call Money and Bills Sold	7,194,432	7,159,877
Payables under Repurchase Agreements	16,797,803	17,942,947
Guarantee Deposits Received under Securities Lending Transactions	6,085,331	8,086,904
Commercial Paper	677,459	578,703
Trading Liabilities	8,183,037	8,073,026
Borrowed Money	7,838,357	7,272,628
Foreign Exchange Liabilities	323,327	329,953
Short-term Bonds	584,568	655,305
Bonds and Notes	5,245,743	5,306,469
Due to Trust Accounts	1,300,655	1,246,081
Derivatives other than for Trading Liabilities	3,004,497	2,622,254
Other Liabilities	3,570,902	4,396,503
Reserve for Bonus Payments	52,641	11,751
Net Defined Benefit Liability	46,006	43,592
Reserve for Director and Corporate Auditor Retirement Benefits	1,547	1,201
Reserve for Possible Losses on Sales of Loans	1,259	2,156
Reserve for Contingencies	6,309	6,598
Reserve for Reimbursement of Deposits	16,451	14,906
Reserve for Reimbursement of Debentures	54,956	53,837
Reserves under Special Laws	1,273	1,360
Deferred Tax Liabilities	50,783	108,833
Deferred Tax Liabilities for Revaluation Reserve for Land	81,060	81,060
Acceptances and Guarantees	4,588,646	4,693,966

Total Liabilities	¥167,518,336	¥173,380,932

Net Assets
Common Stock and Preferred Stock	¥2,254,972	¥2,255,404
Capital Surplus	1,109,508	1,109,995
Retained Earnings	2,315,608	2,398,426
Treasury Stock	(3,874)	(3,686)

Total Shareholders’ Equity	5,676,215	5,760,140

Net Unrealized Gains (Losses) on Other Securities	733,522	914,836
Deferred Gains or Losses on Hedges	(6,677)	16,345
Revaluation Reserve for Land	140,745	140,745
Foreign Currency Translation Adjustments	(63,513)	(65,990)
Remeasurements of Defined Benefit Plans	(22,979)	(19,428)

Total Accumulated Other Comprehensive Income	781,096	986,507

Stock Acquisition Rights	3,179	2,083
Minority Interests	1,844,057	1,621,958

Total Net Assets	8,304,549	8,370,689

Total Liabilities and Net Assets	¥175,822,885	¥181,751,622

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the three months ended June 30, 2013	For the three months ended June 30, 2014
Ordinary Income	¥783,901	¥704,709
Interest Income	355,698	342,102
Interest on Loans and Bills Discounted	224,055	224,619
Interest and Dividends on Securities	87,310	76,483
Fiduciary Income	10,614	10,592
Fee and Commission Income	152,937	147,126
Trading Income	52,380	61,282
Other Operating Income	107,293	76,665
Other Ordinary Income	104,977	66,940

Ordinary Expenses	494,782	474,670
Interest Expenses	80,715	78,138
Interest on Deposits	24,736	26,556
Fee and Commission Expenses	31,806	34,963
Trading Expenses	2,331	—
Other Operating Expenses	47,414	20,368
General and Administrative Expenses	303,482	318,736
Other Ordinary Expenses	29,032	22,462

Ordinary Profits	289,118	230,039

Extraordinary Gains	450	0

Extraordinary Losses	1,469	1,503

Income before Income Taxes and Minority Interests	288,099	228,536

Income Taxes:
Current	52,292	53,098
Deferred	(33,159)	99

Total Income Taxes	19,133	53,197

Income before Minority Interests	268,966	175,338

Minority Interests in Net Income	21,012	20,614

Net Income	¥247,953	¥154,723

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the three months ended June 30, 2013	For the three months ended June 30, 2014
Income before Minority Interests	¥268,966	¥175,338
Other Comprehensive Income	(208,797)	203,562
Net Unrealized Gains (Losses) on Other Securities	(128,791)	178,868
Deferred Gains or Losses on Hedges	(92,252)	22,959
Foreign Currency Translation Adjustments	7,392	(1,293)
Remeasurements of Defined Benefit Plans	—	3,632
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	4,853	(605)

Comprehensive Income	60,169	378,900

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	36,270	360,135
Comprehensive Income Attributable to Minority Interests	23,898	18,765

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2014

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

The former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) conducted a merger on July 1, 2013.

Non-consolidated profit/loss figures for MHBK for the previous period (First Quarter of Fiscal 2013) are aggregate figures for the former MHBK and the former MHCB. Aggregate profit/loss figures for the 2 banks (MHBK and MHTB) for the previous period (First Quarter of Fiscal 2013) are aggregate figures for the former MHBK, the former MHCB, and MHTB.

— FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2014	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	NON		2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2014

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2014
			Change	First Quarter of Fiscal 2013
Consolidated Gross Profits	1	504.2	(12.3)	516.6
Net Interest Income	2	263.9	(11.0)	274.9
Fiduciary Income	3	10.5	(0.0)	10.6
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	112.1	(8.9)	121.1
Net Trading Income	6	61.2	11.2	50.0
Net Other Operating Income	7	56.2	(3.5)	59.8
General and Administrative Expenses	8	(318.7)	(15.2)	(303.4)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(5.0)	3.8	(8.8)
Reversal of Reserves for Possible Losses on Loans, etc.	10	36.3	(12.1)	48.5
Net Gains (Losses) related to Stocks	11	15.7	(11.4)	27.2
Equity in Income from Investments in Affiliates	12	4.1	(0.2)	4.4
Other	13	(6.7)	(11.3)	4.5

Ordinary Profits	14	230.0	(59.0)	289.1

Net Extraordinary Gains (Losses)	15	(1.5)	(0.4)	(1.0)
Income before Income Taxes and Minority Interests	16	228.5	(59.5)	288.0
Income Taxes	17	(53.1)	(34.0)	(19.1)
Income before Minority Interests	18	175.3	(93.6)	268.9
Minority Interests in Net Income	19	(20.6)	0.3	(21.0)

Net Income	20	154.7	(93.2)	247.9

Credit-related Costs (including Credit Costs for Trust Accounts)	21	31.3	(8.3)	39.7

Credit-related Costs [21]  = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	176.8	(28.7)	205.5

Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	159	(3)	162
Number of affiliates under the equity method	24	21	(1)	22

2-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2014				First Quarter of Fiscal 2013
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	341.6	28.8	370.5	(15.3)	385.8
Net Interest Income	2	218.9	8.9	227.9	(13.8)	241.7
Fiduciary Income	3		10.4	10.4	(0.0)	10.4
Trust Fees for Jointly Operated Designated Money Trust	4		—	—	—	—
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	72.2	4.4	76.7	1.4	75.3
Net Trading Income	7	16.1	0.5	16.6	7.4	9.2
Net Other Operating Income	8	34.3	4.3	38.7	(10.3)	49.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(199.6)	(18.5)	(218.2)	(7.1)	(211.0)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	10	142.0	10.3	152.3	(22.5)	174.8

Reversal of (Provision for) General Reserve for Possible Losses on Loans	11	—	—	—	—	—

Net Business Profits	12	142.0	10.3	152.3	(22.5)	174.8
Net Gains (Losses) related to Bonds	13	39.3	4.4	43.8	13.1	30.7

Net Non-Recurring Gains (Losses)	14	25.5	3.3	28.8	(31.5)	60.4
Net Gains (Losses) related to Stocks	15	9.9	1.8	11.7	(9.0)	20.8
Expenses related to Portfolio Problems	16	(3.5)	(0.0)	(3.5)	3.2	(6.8)
Reversal of Reserves for Possible Losses on Loans, etc.	17	32.9	1.8	34.7	(11.8)	46.6
Other	18	(13.7)	(0.4)	(14.1)	(13.9)	(0.2)

Ordinary Profits	19	167.5	13.6	181.2	(54.0)	235.3

Net Extraordinary Gains (Losses)	20	(1.0)	(0.0)	(1.0)	(0.0)	(1.0)
Income before Income Taxes	21	166.4	13.6	180.1	(54.1)	234.2
Income Taxes	22	(54.9)	9.7	(45.1)	(31.3)	(13.7)

Net Income	23	111.5	23.4	135.0	(85.4)	220.4

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

Credit-related Costs	24	29.3	1.8	31.2	(8.5)	39.7

Credit-related Costs [24] =  Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [11] + Reversal of Reserves for Possible Losses on Loans, etc. [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	14.8	2.1	17.0	(19.1)	36.1
Losses on Write-offs of Loans	27	1.5	(0.0)	1.5	1.4	0.0
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	13.1	(0.2)	12.8	11.9	0.9
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.1	0.0	0.1	0.1	0.0
Reversal of (Provision for) Reserve for Contingencies	30	(0.1)	—	(0.1)	(3.0)	2.8
Other (including Losses on Sales of Loans)	31	(0.1)	—	(0.1)	0.0	(0.2)
Total	32	29.3	1.8	31.2	(8.5)	39.7

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	First Quarter of Fiscal 2014 (A)	Change (A) - (B)	First Quarter of Fiscal 2013 (B)
Net Gains (Losses) related to Stocks	11.7	(9.0)	20.8
Gains on Sales	11.5	(10.5)	22.0
Losses on Sales	(0.0)	1.1	(1.2)
Impairment “Devaluation”	(0.0)	0.9	(0.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	0.2	(0.6)	0.9
Mizuho Bank
	First Quarter of Fiscal 2014 (A)	Change (A) - (B)	First Quarter of Fiscal 2013 (B)
Net Gains (Losses) related to Stocks	9.9	(5.2)	15.1
Gains on Sales	9.6	(6.6)	16.2
Losses on Sales	(0.0)	1.1	(1.1)
Impairment “Devaluation”	(0.0)	0.9	(0.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0.0	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	0.2	(0.6)	0.9
Mizuho Trust & Banking
	First Quarter of Fiscal 2014 (A)	Change (A) - (B)	First Quarter of Fiscal 2013 (B)
Net Gains (Losses) related to Stocks	1.8	(3.8)	5.7
Gains on Sales	1.8	(3.9)	5.7
Losses on Sales	—	0.0	(0.0)
Impairment “Devaluation”	(0.0)	(0.0)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0.0)	0.0
Gains (Losses) on Derivatives other than for Trading	0.0	0.0	0.0

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

CONSOLIDATED

(1) Other Securities

	(Billions of yen)
	As of June 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	41,157.9	1,391.7	1,644.2	252.5	40,212.5	1,127.6	1,475.5	347.8
Japanese Stocks	3,289.3	1,289.3	1,365.5	76.1	3,110.8	1,106.9	1,197.8	90.8
Japanese Bonds	25,547.8	38.3	49.7	11.3	25,094.5	31.3	48.1	16.7
Japanese Government Bonds	22,582.2	17.1	18.4	1.2	22,057.5	13.4	17.8	4.4
Other	12,320.8	63.9	229.0	165.0	12,007.1	(10.6)	229.5	240.2
Foreign Bonds	9,240.4	(102.8)	37.4	140.2	9,114.2	(170.6)	32.1	202.7

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥37.8 billion and ¥37.4 billion, which were recognized in the statement of income for June 30, 2014 and March 31, 2014 respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	4,431.2	23.8	23.8	—	4,040.0	17.7	17.9	0.2

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK
Other Securities	38,090.2	1,120.0	1,367.1	247.1	37,216.7	874.5	1,215.8	341.2
Japanese Stocks	2,985.7	1,117.5	1,194.0	76.4	2,816.2	945.0	1,038.3	93.2
Japanese Bonds	24,245.6	37.1	47.8	10.6	23,788.1	30.4	46.2	15.7
Japanese Government Bonds	21,468.4	16.5	17.4	0.8	20,931.3	13.1	16.8	3.7
Other	10,858.8	(34.7)	125.3	160.0	10,612.3	(100.9)	131.3	232.2
Foreign Bonds	8,514.6	(103.8)	33.0	136.9	8,510.8	(165.7)	30.8	196.6
MHTB
Other Securities	1,853.8	106.7	114.9	8.2	1,814.0	84.1	95.0	10.9
Japanese Stocks	222.6	96.6	100.5	3.9	207.7	82.3	86.0	3.7
Japanese Bonds	902.9	1.3	1.7	0.4	1,016.3	1.0	1.8	0.7
Japanese Government Bonds	837.7	0.6	0.9	0.3	946.6	0.2	0.9	0.6
Other	728.2	8.7	12.5	3.8	589.9	0.7	7.1	6.4
Foreign Bonds	576.5	0.6	3.5	2.8	445.9	(4.4)	0.4	4.9
Total
Other Securities	39,944.1	1,226.7	1,482.1	255.3	39,030.7	958.6	1,310.8	352.1
Japanese Stocks	3,208.4	1,214.2	1,294.5	80.3	3,024.0	1,027.3	1,124.3	96.9
Japanese Bonds	25,148.5	38.4	49.6	11.1	24,804.4	31.5	48.0	16.5
Japanese Government Bonds	22,306.2	17.1	18.3	1.2	21,878.0	13.3	17.7	4.4
Other	11,587.1	(25.9)	137.9	163.8	11,202.2	(100.1)	138.4	238.6
Foreign Bonds	9,091.1	(103.1)	36.5	139.7	8,956.8	(170.2)	31.3	201.5

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
*	Unrealized Gains/Losses include ¥37.8 billion and ¥37.4 billion, which were recognized as Income/Loss for June 30, 2014 and March 31, 2014 respectively, by applying the fair-value hedge method and others.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	4,431.2	23.8	23.8	—	4,040.0	17.7	17.9	0.2
MHTB	—	—	—	—	—	—	—	—
Total	4,431.2	23.8	23.8	—	4,040.0	17.7	17.9	0.2
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	118.3	169.4	169.9	0.4	118.3	140.5	141.2	0.6
MHTB	—	—	—	—	—	—	—	—
Total	118.3	169.4	169.9	0.4	118.3	140.5	141.2	0.6

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and others. They were excluded from Unrealized Gains/Losses on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments. The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,353.9	263.6	1,090.2
Japanese Stocks	1,287.5	179.3	1,108.2
Japanese Bonds	38.3	7.0	31.3
Other	27.9	77.3	(49.3)

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,188.9	267.6	921.2
Japanese Stocks	1,212.4	183.8	1,028.5
Japanese Bonds	38.4	6.9	31.5
Other	(61.9)	76.8	(138.8)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2014			As of March 31, 2014
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	610.2	572.2	37.9	577.1	579.2	(2.0)
MHTB	75.1	79.1	(3.9)	68.1	74.7	(6.6)
Total	685.3	651.3	34.0	645.2	654.0	(8.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2014		As of March 31, 2014
Consolidated		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	77.6	(2.6)	80.2
Claims with Collection Risk	455.9	(29.0)	484.9
Claims for Special Attention	487.8	(20.8)	508.7
Total	1,021.3	(52.5)	1,073.9

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	3.0	—	3.0
Claims for Special Attention	—	—	—
Total	3.0	—	3.0

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	77.6	(2.6)	80.2
Claims with Collection Risk	458.9	(29.0)	488.0
Claims for Special Attention	487.8	(20.8)	508.7
Total	1,024.4	(52.5)	1,076.9

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregate Figures for the 2 Banks

	(Billions of yen, %)
Total (Banking Account + Trust Account)	As of June 30, 2014		As of March 31, 2014
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	65.7	(1.5)	67.2
Claims with Collection Risk	443.8	(28.2)	472.0
Claims for Special Attention	401.3	(10.8)	412.1
Sub-total [1]	910.8	(40.5)	951.4
NPL ratio [1]/[2]	1.17%	(0.04)%	1.21%
Normal Claims	76,841.4	(691.0)	77,532.5
Total [2]	77,752.2	(731.6)	78,483.9

MHBK	As of June 30, 2014		As of March 31, 2014
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	64.0	(1.4)	65.5
Claims with Collection Risk	426.0	(28.6)	454.6
Claims for Special Attention	397.7	(8.6)	406.3
Sub-total [3]	887.8	(38.7)	926.5
NPL ratio [3]/[4]	1.19%	(0.04)%	1.23%
Normal Claims	73,697.3	(599.0)	74,296.4
Total [4]	74,585.1	(637.7)	75,222.9

MHTB	As of June 30, 2014		As of March 31, 2014
		Change
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	1.6	(0.0)	1.7
Claims with Collection Risk	14.7	0.4	14.2
Claims for Special Attention	3.5	(2.2)	5.8
Sub-total [5]	20.0	(1.8)	21.8
NPL ratio [5]/[6]	0.63%	(0.03)%	0.67%
Normal Claims	3,129.8	(91.7)	3,221.5
Total [6]	3,149.8	(93.6)	3,243.4

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	3.0	—	3.0
Claims for Special Attention	—	—	—
Sub-total [7]	3.0	—	3.0
NPL ratio [7]/[8]	17.64%	0.25%	17.38%
Normal Claims	14.2	(0.2)	14.4
Total [8]	17.2	(0.2)	17.5

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2014		As of March 31, 2014
		Change
MHBK	85,729.6	(318.9)	86,048.6
MHTB	2,153.0	(38.9)	2,192.0
Total	87,882.7	(357.9)	88,240.6

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2014		As of March 31, 2014
		Change
MHBK	74,497.9	(379.6)	74,877.5
Individual deposits	37,853.9	577.8	37,276.0
MHTB	2,126.8	(27.8)	2,154.6
Individual deposits	1,212.6	(14.1)	1,226.7
Total	76,624.8	(407.4)	77,032.2
Individual deposits	39,066.5	563.6	38,502.8

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2014		As of March 31, 2014
		Change
MHBK	66,220.4	(616.0)	66,836.5
MHTB	3,041.4	(96.4)	3,137.8
Total	69,261.9	(712.5)	69,974.4

Note: Loans to MHFG are included as follows:

As of June 30, 2014:    ¥500.6 billion (from MHBK)

As of March 31, 2014: ¥561.4 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2014 (For the three months)	Change	First Quarter of Fiscal 2013 (For the three months)
MHBK
Return on Loans and Bills Discounted	1	1.05	(0.08)	1.13
Cost of Deposits	2	0.04	(0.01)	0.05
Loan and Deposit Rate Margin [1]-[2]	3	1.01	(0.06)	1.07
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs. (Reference) After excluding Loans to the Japanese government
MHBK
Return on Loans and Bills Discounted	4	1.17	(0.08)	1.25
Loan and Deposit Rate Margin [4]-[2]	5	1.13	(0.06)	1.20

2-9